UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024 (Report No. 3)

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

CONTENTS

On January 25, 2024, REE Automotive Ltd. (“REE” or the “Company”) issued a press release (the “Press Release”) titled “Monarch Truck Center to Host Ride and Drive of REE’s P7-C for Canteen, Stanford University, City of San Jose and Other Large Fleet Customers in the Bay Area.” A copy of such Press Release is furnished as Exhibit 99.1 hereto.

The first four paragraphs of the Press Release are incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130 and File No. 333-272145) and registration statements on Form F-3 (File Nos. 333-266902 and 333-258963), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Description
99.1	Press release of REE Automotive Ltd., dated January 25, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: January 25, 2024

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